UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ZORO MINING CORP.
(Name of Issuer)

Common Stock
(Title of Class Securities)

98977W201
(CUSIP NUMBER)

August 21, 2009
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐ Rule 13d-1(b)

  ☑ Rule 13d-1(c)

  ☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 918881103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sweetwater Capital Corp.

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
3.	SEC Use Only

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4.	Citizenship or Place of Organization: British Columbia, Canada

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Number of	5.	Sole Voting Power	481,687. See description in Item 4 below.
Shares Bene-
ficially by	6.	Shared Voting Power	0
Owned by Each
Reporting	7.	Sole Dispositive Power	481,687. See description in Item 4 below.
Person With:
	8.	Shared Dispositive Power	0

______________________________________________________________________________________________________________________________________________________________________________________________________________________________________
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 481,687 (see further description in Item 4 below)

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10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

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11.	Percent of Class Represented by Amount in Row (9): 5.20%.

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12.	Type of Reporting Person (See Instructions) CO

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Item 1
	(a) Name of Issuer:	Zoro Mining Corp.
	Address of Issuer's Principal Executive Offices:	3040 North Campbell Avenue #110
Tucson, Arizona 85719
Item 2
	(a) Name of Person Filing:	Sweetwater Capital Corp.

	(b) Address of Principal Business Office or, if none, residence :	789 West Pender Street, Suite 1000
Vancouver, B.C., Canada V6C 1H2

	(c) Citizenship:	A company organized under the laws of British Columbia, Canada

	(d) Title of Class of Securities:	Common Stock, par value $0.00001 per share

	(e) CUSIP Number:	98977W201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
481,687 common shares beneficially owned by Sweetwater Capital Corp. of which (i) 125,000 common shares were acquired on May 9, 2007 from Paul Brock, an affiliate of the Issuer in accordance with the terms and provisions of a private transaction for an aggregate of $25, and (ii) a further 356,687 shares were acquired in a debt settlement for $142,675 with the Issuer by the Reporting Person on August 21, 2008.

(b) Percent of class:	5.20%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	481,687

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	481,687

(iv) Shared power to dispose or to direct the disposition of	0

      Item 5. Ownership of Five Percent or Less of a Class. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on       By the Parent Holding Company or Control Person. Not Applicable

Item 8. Identification and Classification of Members of the Group. Not Applicable

Item 9. Notice of Dissolution of Group. Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 10, 2009

By:	/s/ Robert Baker
Sweetwater Capital Corp.
Title: Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).